Commission File Number 001-31914

Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT IN RELATION TO

THE RESULTS FOR THE FIRST THREE QUARTERS OF 2012

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the nine months ended 30 September 2012 may decrease by approximately 55% as compared to the same period of 2011. The Company’s preliminary financial estimates for the first three quarters of 2012 contained in this announcement are unaudited. Detailed financial information of the Company for the first three quarters of 2012 will be disclosed in the Company’s 2012 third quarter report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

I.	Estimated results during this period

1.	Estimated results period: 1 January 2012 to 30 September 2012

2.	Estimated results: Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the nine months ended 30 September 2012 may decrease by approximately 55% as compared to the same period of 2011.

3.	The estimated results are unaudited.

Commission File Number 001-31914

II.	Results for the first three quarters of 2011

1.	Net profit attributable to equity holders of the Company: RMB16,717 million

2.	Earnings per share (basic and diluted): RMB0.59

III.	Reasons for the estimated decrease in results

The estimated decrease in the results for the first three quarters of 2012 is mainly attributable to the decline in investment yield and the increase in impairment losses resulting from continued weakness in the capital markets.

IV.	Other information

The Board of Directors of the Company wishes to remind shareholders and investors that the above estimated results for the first three quarters of 2012 contained in this announcement are based on the Company’s preliminary estimates, which are subject to the Company’s further examination and are unaudited. If the Company’s future estimates of the results for the first three quarters of 2012 differ materially from the above estimates, the Company will provide updates on a timely basis. Detailed financial information of the Company for the first three quarters of 2012 will be disclosed in the Company’s 2012 third quarter report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board China Life Insurance Company Limited Heng Kwoo Seng Company Secretary

Hong Kong, 17 October 2012

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang